Exhibit 99.1
NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on Thursday, June 17, 2019, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.	Re-election of each of Dr. Michael Brunstein, Avi Cohen, Raanan Cohen and Ronnie (Miron) Kenneth as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of a compensation policy for the Company's directors and officers;

3.	Approval of an amendment to the equity-based compensation for our directors;

4.	Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

5.	Approval of amendments to the articles of association of the Company; and

6.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2018.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Ms. Leeat Peleg, Adv., at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than Tuesday, May 14, 2019. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, May 21, 2019, which will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 2, 4 and 3 (in the event Proposal 2 is not approved) is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including, with respect to Proposal Nos. 3 and 4, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If a shareholder does not state whether he or she is a controlling shareholder or has personal interest, these Shares will not be voted for Proposal Nos. 2, 4 and 3 (in the event Proposal No. 2 is not approved).

Only shareholders of record at the close of business on May 13, 2019, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

As of May 4, 2019, the Company had outstanding 27,965,030 Shares, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Shareholders who will not attend the Meeting in person may vote with respect to Proposal Nos. 1 through 6 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than four hours before the time of the Meeting (i.e., 1:00 p.m. (Israel time) on June 17, 2019). A form of proxy card will be enclosed with the proxy statement. The form of proxy card was also furnished to the Commission on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposal Nos. 2, 4 and 3 (in the event Proposal 2 is not approved).

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Leeat Peleg, Adv., at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 6, 2019.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

ii

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. Such shareholder should receive instructions about electronic voting from the TASE member through which he or she holds the Shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Monday, June 24, 2019, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona Israel, during normal business hours and by prior coordination with Ms. Leeat Peleg, Adv. (Tel: +972-73-229-5600).

By Order of the Board of Directors,
Dr. Michael Brunstein, Chairman of the Board of Directors of the Company Dated: May 7, 2019

iii

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St., Ness Ziona
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 17, 2019

This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on Thursday, June 17, 2019, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.	Re-election of each of Dr. Michael Brunstein, Avi Cohen, Raanan Cohen and Ronnie (Miron) Kenneth as a director of the Company to hold office until the close of the next annual general meeting;

2.	Approval of a compensation policy for the Company's directors and officers;

3.	Approval of an amendment to the equity-based compensation paid to our directors;

4.	Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

5.	Approval of amendments to the articles of association of the Company; and

6.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 13, 2019, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 4, 2019, the Company had 27,965,030 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors (the “Board”) recommends a “FOR”, other than Proposal Nos. 2, 4 and 3 (in the event Proposal No. 2 is not approved).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Leeat Peleg, Adv., at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 6, 2019.

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, offices, c/o Ms. Leeat Peleg, Adv., at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than Tuesday, May 14, 2019. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, May 21, 2019, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Expenses and Solicitation

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 22, 2019. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. For this purpose, abstaining shareholders shall be deemed present at the meeting. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Monday, June 24, 2019, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal Nos. 2, 4 and 3 (in the event Proposal No. 2 is not approved) is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including, with respect to Proposal Nos. 3 and 4,  a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your Shares will not be voted for Proposal Nos. 2, 4 and 3 (in the event Proposal No. 2 is not approved).

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The table below reflects the Company compensation costs related to the employment of our five most highly compensated office holders (as defined in the Companies Law) with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car and phone) social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in our financial statements for the year ended December 31, 2018, including compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was granted an indemnification letter as approved by our shareholders in accordance with applicable law and our articles of association.

Name and Principal Position(1)	Salary and benefits(2)	Bonus(3)	Equity-Based Compensation(4)	Total
	USD$
Eitan Oppenhaim President and Chief Executive Officer	521,151	534,153	1,154,917	2,210,221
Dror David Chief Financial Officer	331,023	147,680	136,734	615,438
Shay Wolfling Chief Technology Officer	310,612	134,523	140,371	585,506
Gabriel Waisman Chief Business Officer	300,810	131,686	102,298	534,793
Udi Cohen Corp VP and General Manager Dimensional Metrology Division	297,739	95,774	59,244	452,757

(1)	All Covered Executives are employed on a full time (100%) basis.
(2)
Includes the Covered Executive’s gross salary and benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(3)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2018, including the annual cash bonus for 2018, which have been provided for in the Company’s financial statements for the year ended December 31, 2018, but paid during 2019. Such amounts exclude bonuses paid during 2018 which were provided for in the Company’s financial statements for previous years.

(4)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2018, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 9 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018 as filed with the Commission on February 28, 2019.

In addition, the Company compensation costs related to our Chairman of the Board for the year ended December 31, 2018, as recognized in our financial statements for the year ended December 31, 2018, is detailed in the table below.

Name and Principal Position	Service Payments	Bonus	Equity-Based Compensation(1)	Total
	USD$
Michael Brunstein Chairman of the Board of Directors	110,000	-	395,864	505,864

(1)
Represents the equity-based compensation expense recorded in the Company's consolidated financial statements for the year ended December 31, 2018, based on the equity fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 9 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018 as filed with the Commission on February 28, 2019.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2018 was divided into the following discrete components that were weighted as follows (the “2018 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expanding the Company’s organic growth engines, achieving certain strategic goals according to the Company’s long-term strategic planning and customers’ related objectives	30%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	15%

Each component was measured against a target that was determined by the compensation committee and the Board in February 2018. In addition, the 2018 Bonus Plan payout was subject to certain thresholds related to the Company’s revenue and profitability. These thresholds have been met in 2018. The total annual cash bonuses awarded to all our executive officers in 2018 was less than 10% of our non-GAAP operating profit, as required by the Company compensation policy.

The annual target bonus of the Company’s President and Chief Executive Officer for the year ended December 31, 2019, as set by our compensation committee and the Board is divided into the following discrete components that will be weighted as follows (the “2019 Bonus Plan”):

Component	Component Weight (as % of Total Target Bonus)
Company performance measures of profitability and revenues	55%
Expanding the Company’s organic growth engines, achieving certain strategic goals according to the Company’s long-term strategic planning and customers’ related objectives	30%
A discretionary evaluation of the overall performance in the fiscal year by the compensation committee and the Board	15%

The 2019 Bonus Plan payout is subject to certain thresholds related to the Company’s revenue and profitability. Further, in accordance with our compensation policy, the total annual cash bonuses awarded to all our executive officers in 2019 cannot exceed 10% of our non-GAAP operating profit.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MICHAEL BRUNSTEIN, AVI
COHEN, RAANAN  COHEN AND RONNIE (MIRON) KENNETH AS A DIRECTOR
OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Michael Brunstein, Avi Cohen, Raanan Cohen and Ronnie (Miron) Kenneth as a director of the Company to hold office until the close of the next annual general meeting. Our Board has determined that each of the director nominees qualifies as “independent director” under the rules of The Nasdaq Stock Market.

There are currently seven directors serving on the Board, four of which are standing for re-election under this Proposal No. 1. All of our directors attended 90% or more of the meetings of the Board and its committees on which they served, held since the previous annual general meeting.

Effective as of May 2018, and our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our directors in office who were elected and classified as external directors, Ms. Dafna Gruber and Ms. Zehava Simon, are no longer classified as such under the Companies Law.  The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation, which in the case of Ms. Gruber is until the date of our annual meeting of shareholders to be held in 2020, and in case of Ms. Simon is until earlier of the date of our annual meeting of shareholders to be held in 2020 and June 2020. Accordingly, Ms. Dafna Gruber and Ms. Zehava Simon are not standing for re-election at the Meeting. In addition, Mr. Eli Fruchter requested, for personal reasons, not to stand for re-election and accordingly his tenure is expected to lapse following the Meeting.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Michael Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008. From July 2016 to September 2017 Mr. Cohen served as the Chief Executive Officer of MX1, a global media service provider founded in July 2016 as a result of a merger between RR Media Ltd., and SES Platform Services GmbH. From July 2012 and until its merger with SES Platform Services GmbH, Mr. Cohen served as the chief executive officer of RR Media Ltd. (previously known as RRsat Global Communications Network Ltd.), which was a public company traded on Nasdaq. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 Mr. Avi Cohen was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded, and which was acquired by Octel. Mr. Cohen is currently a Director of BioFishency Ltd. ESC-BAZ Ltd., Beit Issie Shapiro, Israel Consumer Council and Israel Wine Institute. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd.. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem, Israel.

Mr. Ronnie (Miron) Kenneth was appointed to serve as a director of the Company by our board of directors in December 2017 and was reappointed by our shareholders in April 2018. Mr. Kenneth is a veteran high-tech leader who served for ten years as Chairman and Chief Executive Officer at Voltaire Technologies Ltd. (Nasdaq: VOLT), leading it to an initial public offering on Nasdaq in 2007. Following Voltaire’s merger with Mellanox Technologies Ltd. (Nasdaq: MLNX) in 2011, Mr. Kenneth became the Chief Executive Officer of Pontis Ltd., a privately-held company, until 2013. Mr. Kenneth currently serves as the Chairman of Teridion Technologies Ltd., and Varada Ltd., and he is a director of Allot Communications Ltd. (Nasdaq: ALLT).  Mr. Kenneth holds a BA in Economics and Computer Science from the Bar-Ilan University and an MBA from the Golden Gate University, San Francisco.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our annual report for the fiscal year ended December 31, 2018, filed on Form 20-F with the Commission on February 28, 2019 (the “Annual Report”).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Michael Brunstein, Avi Cohen, Raanan Cohen and Ronnie (Miron) Kenneth, as a director of the Company to hold office until the close of the next annual general meeting.”

PROPOSAL NO. 2
APPROVAL OF COMPENSATION POLICY FOR THE COMPANY'S
DIRECTORS AND OFFICERS

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once in every three years. Our shareholders voted on June 30, 2016 against the compensation policy recommended by our board of directors. On August 2, 2016, our board of directors (per the recommendation of our compensation committee) concluded that the approval of the compensation plan is in the interest of the Company, and based on detailed arguments and in accordance with the provisions of the Companies Law, resolved to approve the compensation policy despite the objection of our shareholders. Accordingly, our current compensation policy is effective as of that date.

Following a review of the compensation policy by our compensation committee and Board, the compensation committee and Board approved, and recommended that our shareholders approve, the compensation policy in the form attached hereto as Appendix A. In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

Our proposed compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our proposed compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.  For example, the proposed policy limits office holders’ value of cash bonuses and equity-based compensation and sets a minimum vesting period for equity-based compensation.

Our proposed policy also addresses each office holder’s individual characteristics (such as position, education, scope of responsibilities, seniority and contribution to the attainment of our goals) as the basis for compensation variation among our office holders, and considers the internal ratios between compensation of our office holders and directors to those of other employees.

Summary of Main Revisions

Below is a high-level summary of the main amendments made to the terms of the compensation policy:

Peer Group Review

As we seek to establish a base salary that is competitive with base salaries paid to office holders in a peer group of other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), our proposed compensation policy mandates that a list of such peer group companies shall be composed, reviewed and approved by the Compensation Committee at least every two years. Further, the proposed policy provides that information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of our shareholders.

Retirement and Termination Benefits

Under the current compensation policy, each of the retirement and termination benefits is capped separately for up to 12 months’ salary for certain termination benefits (such as non-compete), but without setting a limitation on the aggregate payments. Our amended policy clarifies that the retirement and termination benefits to which an executive may be entitled, in the aggregate, will not exceed 24 months’ salary (in addition to mandatory legal payments). The amended policy does not allow for compensation committee discretion to exceed such caps.

Annual Cash Bonus

The proposed compensation policy better defines the thresholds for entitlement for an annual cash bonus, and provides that the compensation committee and the Board shall also determine applicable minimum thresholds which are based on annual budget revenue and/or positive non-GAAP operating income, that must be met for entitlement to the annual cash bonus (all or any portion thereof).

Enhanced Transparency with Respect to Chief Executive Officer’s Annual Measurable Objectives

The proposed policy provides that information on the chief executive officer’s performance measurable objectives set in connection with the annual cash bonus shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

Equity-Based Compensation; Equity Grants to Directors

Our proposed compensation policy provides for a better definition of the limitations on the scope of equity-based compensation by setting an explicit limitation on the scope of equity-based compensation awarded to our employees, office holders or directors, which shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant, and that in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - 500% of the CEO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 300% of such Executive Officer’s annual base salary.

The proposed policy also amends the equity-based compensation granted to members of our Board f, such that each member of our Board (excluding the chairman of the Board) may be granted annually with equity-based awards with a total fair market value of up to US$150,000 (instead of $80,000), and that the equity-based awards shall vest annually (instead of quarterly) over a period of between three (3) to four (4) years (instead of 5).

The proposed policy also provides that the exercise of options shall be determined in accordance with our equity-based compensation policy, the main terms of which shall be disclosed in our annual report.

Compensation Recovery (“clawback”)

Under our existing compensation policy, the terms of office and engagement of an office holder will include provisions that require an office holder to repay cash compensation paid to such office holder if they were paid on the basis of figures that later transpired to be incorrect and were restated in the Company’s financial statements. Our compensation committee is entitled to determine the amounts and conditions of such repayment. The proposed compensation policy provides for a broader scope of clawback by adding performance-based equity compensation in addition to cash bonus.

Insurance Framework

Our proposed compensation policy provides that the annual premium to be paid by us will not exceed 2.0% of the aggregate coverage of the directors’ and officers’ liability insurance.

****

When considering the proposed revisions to the compensation policy, the compensation committee and the Board considered numerous factors, including the Company objectives, business plan and long-term strategy, as well as a comprehensive benchmark analysis. The comprehensive benchmark analysis included a survey of compensation policy terms of 13 peer companies prepared by an independent compensation advisor, Prof. Moshe Zviran. Such survey included Israeli companies listed in the U.S., some of which are dually listed on the Tel Aviv Stock Exchange, such as Audiocodes, Radware, Elbit Systems, CyberArk, Kornit Digital, and Mellanox. This survey indicated that the terms of our proposed compensation policy are in line with market practices.

Our compensation committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our board of directors.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto (additions are bold and underlined and deletions are struck through).

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve a compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated May 7, 2019.”

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE EQUITY-BASD COMPENSATION
GRANTED TO OUR DIRECTORS

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her terms of engagement and compensation, including with respect to his or her other roles in the Company, must be approved by our compensation committee, Board and the shareholders, in that order.

The current compensation arrangement of our directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company), includes:

1.          An annual payment of NIS 92,000 (approximately US$ 25,600) and a payment per meeting of NIS 3,000 (approximately US$ 835) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director attends by teleconference, an amount of NIS 1,800), subject to the applicable minimum and maximum limitations include in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time; and

2.          An annual award of options to purchase 10,000 ordinary shares or options with fair market value of US$80,000, the lower of the two, granted to each director on the date of each annual general meeting at which such director is elected or reelected. The exercise price of each option is determined pursuant to our equity-based compensation policy (i.e., equal to the closing price of our ordinary shares on Nasdaq on the day of grant) and the options vest quarterly over a period of four years.

 The compensation arrangement of Dr. Michael Brunstein, the chairman of our Board, includes: (i) a gross annual fee of US$110,000; (ii) an annual award of options to purchase 10,000 ordinary shares, granted on the date of each annual general meeting at which the chairman of the Board is elected or reelected; and (iii) a biennial award of options to purchase up to 75,000 ordinary shares granted on the date of every other annual general meeting at which the chairman of the Board is elected or reelected. The exercise price of the options is determined pursuant to our equity-based compensation policy (i.e., equal to the closing price of our ordinary shares on Nasdaq on the day of grant, and the options vest quarterly over a period of four years.

In connection with the review process conducted by the compensation committee and the Board, our compensation committee and Board evaluated the director equity-based compensation scheme and concluded that an amendment was appropriate with respect to the amount of equity granted to our directors. Our compensation committee and Board further noted that the value limitation on equity grants to members of the Board was set on or before the year 2012, and since then the annual revenues of the Company increased by more than 150%.

Accordingly, at the Meeting, the Company’s shareholders will be asked to approve an amendment to the equity-based compensation paid to our directors, such that each member of our Board (excluding the chairman of the Board) will be granted an annual award of options to purchase 3,340 ordinary shares and 2,220 restricted share units, or, options and restricted share units with an aggregate fair market value of US$100,000 (with the same ratio of options and restricted share units), the lower of the two, which will be granted to each director on the date of each annual general meeting at which such director is elected or reelected and our chairman of the Board will be granted an annual award of options to purchase 15,850 ordinary shares and 10,550 restricted share units, or, options and restricted share units with an aggregate fair market value of US$600,000 (with the same ratio of options and restricted share units), the lower of the two, which will be granted on the date of each annual general meeting at which our chairman of the Board is elected or reelected. The exercise price of each option will be determined pursuant to our equity-based compensation policy and the equity awards will vest annually over a period of four years (instead of quarterly). The proposed equity-based awards reflect the same number of units as currently approved for our members and chairman of the Board.

The proposed amendments are designed to allow us to continue and attract prominent candidates to serve as members of our Board. When considering the proposed amendment to compensation policy, the compensation committee and the Board took into account numerous factors as well as a benchmark analysis of compensation terms of peer companies prepared by an independent compensation advisor in connection with our review of the terms of our compensation policy.

When considering the proposed amendment to the equity-based compensation paid to our directors, the compensation committee and the Board considered numerous factors, including a comprehensive benchmark analysis of compensation policy terms of 13 peer companies prepared by an independent compensation advisor, Prof. Zviran. Such survey included Israeli dual listed companies and Israeli companies listed in the U.S., such as Audiocodes, Radware, Elbit Systems, CyberArk, Kornit Digital, and Mellanox and indicated that the terms of the proposed equity-based compensation are in line with market practices. Our compensation committee and board believe that by approving the proposed amendments to the equity-based compensation of our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our board of directors.  In the event this proposal is not approved by our shareholders, the current compensation arrangements for our directors will continue in effect.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to amend the equity-based compensation paid to Company’s directors, as detailed in the Proxy Statement, dated May 7, 2019.”

PROPOSAL NO. 4

APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF MR. EITAN
OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE
COMPANY

At the Meeting, the Company’s shareholders will be asked to approve the following amendments to Mr. Oppenhaim’s employment terms:

(i)	An increase of Mr. Oppenhaim’s monthly salary to NIS 138,600 from NIS 126,000 effective as of June 2019 salary;

(ii)
An increase of the annual target bonus that Mr. Oppenhaim is entitle to for 100% achievement, to fourteen (14) monthly base salaries (from 12 monthly salaries), and for overachievement performance, Mr. Oppenhaim shall be entitled for up to 200% of his annual bonus (a change from the current 150%); and

(iii)	A grant of 70,000 options and 30,000 restricted shares units to be made on July 1, 2019, in accordance with the following terms:

a.
The options shall vest over a period of four (4) years, whereas one quarter (1/4) of such options shall vest on each anniversary of the grant, unless such options have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. The term of the options is seven (7) years. The exercise price of the options will be the closing price of the Company’s Shares on Nasdaq on the date of grant.

b.
The restricted share units shall vest over a period of three (3) years, whereas one third (1/3) of such restricted share units shall vest on each anniversary of the grant, provided that the Company exceeds the non-GAAP operating profit as set forth in the Company's budget approved by the Board of directors for the fiscal year preceding the date of vesting, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim.

In the event a portion of the restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years will be no less than ten percent (10%).

All other employment terms shall remain unchanged. For further information on the compensation terms of Mr. Oppenhaim, please see our Annual Report.

The proposed amendments to the employment terms of the President and Chief Executive Officer of the Company were approved by the compensation committee and the Board, while considering, among others, Mr. Oppenhaim’s performance and contribution to the Company in general and in particular during 2018, which reflects 13% growth in revenues and 4.5% growth in operating profit, and represented a 6th consecutive year of record annual revenues. The sustainable growth demonstrated in the last six years under Mr. Oppenhaim’s leadership is a result of organic and inorganic development, diverse customer base, and growing operational efficiency. The amended terms reflect Mr. Oppenhaim’s experience, a compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy, and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company.

Our compensation committee and Board approved the terms described above as they believe that, together with the current terms of Mr. Oppenhaim’s compensation, it would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy. Our compensation committee and Board reviewed a comprehensive benchmark analysis of CEO terms of 15 peer companies prepared by an independent compensation advisor, Prof. Moshe Zviran. The peer group was constructed with careful consideration and represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage and was approved by our compensation committee. According to Zviran’s recent survey, Mr. Oppenhaim’s total compensation falls at the 60th percentile compared to the CEOs of the above mentioned group of 15 peer companies.

If approved, following the grants under this Proposal No. 3, we will have outstanding, under our incentive plans, options and restricted shares units to purchase approximately 2,009,775 of our ordinary shares, representing, approximately 7% of our total issued and outstanding share capital on a fully diluted basis (which is lower than the 10% threshold set in the Company proposed compensation policy).

The employment terms of Mr. Oppenhaim following the proposed amendments are consistent with our compensation policy.

At the Meeting, it is proposed that the following resolution be adopted:

 “RESOLVED, to approve the amendments to the terms of employment of Mr. Oppenhaim, the President and Chief Executive Officer of the Company, as set forth in the Proxy Statement, dated May 7, 2019.”

PROPOSAL NO. 5

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

We are incorporated under the laws of the State of Israel, and since our inception in May 1993 our headquarters and main facilities as well as the vast majority of our senior management and directors resides in Israel. Accordingly, we believe that maintaining our current nature and organizational structure as an Israeli-based company with worldwide operations is key to our continued success and corporate development.

Accordingly, we propose to amend our articles of association in a way that will maintain our current status as an Israeli based company, and provide that the Company’s headquarters shall be located in Israel, the majority of the Board shall reside in Israel and that meetings of our shareholders as well as the Board shall be held in Israel. Further, we propose a Delaware-like approval mechanism requiring an affirmative vote of the Board (by 75% of the members) in addition to the approval of our shareholders in order to amend such provisions, if approved at the Meeting.

The brief overview above is qualified in its entirety by reference to the full text of the proposed articles of association, as reflected in Appendix B attached hereto (additions are underlined and deletions are struck through).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the articles of association of the Company, as detailed in the Proxy Statement, dated May 7, 2019.”

PROPOSAL NO. 6
APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST FORER
GABBAY & KASIERER, A MEMBER OF ERNEST & YOUNG, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT
THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our Amended and Restated Articles of Association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Amended and Restated Articles of Association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The Nasdaq Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernest & Young, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2018 and have no relationship with the Company or with any affiliate of the Company, except as described in the Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernest & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, Michael Brunstein Chairman of the Board of Directors of the Company Dated: May 7, 2019

Appendix A

COMPENSATION POLICY

NOVA MEASURING INSTRUMENTS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on June [__], 2019)

Table of Contents

Page
A. Overview and Objectives	A – 3

B. Base Salary and Benefits	A – 4

C. Cash Bonuses	A – 6

D. Equity Based Compensation	A – 8

E. Retirement and Termination of Service Arrangements	A – 9

F. Exculpation, Indemnification and Insurance	A – 10

G. Arrangements upon Change of Control	A – 11

H. Board of Directors Compensation	A – 11

I. Miscellaneous	A – 12

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nova Measuring Instruments Ltd. (“Nova” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Nova’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nova’s value and otherwise assist Nova to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nova’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Nova’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Nova’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Nova (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Nova’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Nova’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Nova’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Nova’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Nova’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation; and

3.5.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nova’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Nova’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Nova’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Nova were examined and will continue to be examined by Nova from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nova.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Nova to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Nova’s ability to attract and retain highly skilled professionals, Nova will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Nova’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every two years. To that end, Nova shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nova’s practice and the practice in peer group companies;

7.1.5.
Nova shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nova’s policies and procedures and the practice in peer group companies; and

7.1.6.
Nova shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nova’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes).

7.3.
In the event of relocation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Nova may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nova’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Nova’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Nova’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds (based on annual budget revenue and/or positive non-GAAP operating income) that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Nova’s business environment, a significant organizational change and a significant merger and acquisition events), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	The total annual cash bonuses awarded to all of Nova’s Executive Officers shall not exceed 10% of Nova’s non-GAAP operating income.

8.4.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual cash bonus or a prorated one. Such bonus will become due on the same scheduled date for annual cash bonus payments by the Company.

8.5.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Nova’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Nova’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on:

9.1.1.
Overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow. At least 30% of the annual cash bonus of Nova’s Executive Officers will be based on overall company performance measures; and

9.1.2.
Divisional objectives which may include operational objectives, such as market share, initiation of new markets and products and operational efficiency, customer focus objectives, such as system availability requirements and customer satisfaction, project milestones objectives, such as product implementation in production, product acceptance and new product penetration, and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.	Information on the CEO’s performance measurable objectives shall be included in the proxy statement published in connection with the annual general meeting of Nova’s shareholders.

9.3.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.4.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.5.
The annual cash bonus of Nova’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Nova’s Compensation Committee (and, if required by law, by Nova’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

9.5.1.	Between 40%-60% will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income and cash flow; and

9.5.2.
Between 20%-50% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as expansion of the Company’s organic growth engines and achieving strategic technology objectives.

9.6.
The less significant part of the annual cash bonus granted to Nova’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Nova may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 30% of the Executive Officer’s total compensation package on an annual basis.

10.2.
Signing Bonus. Nova may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Executive Officer.

10.3.
Relocation Bonus. Nova may grant its Executive Officers a special bonus in the event of relocation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 30% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Nova shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Nova prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Nova’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Nova and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Nova is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 10% of the Company’s share capital on a fully diluted basis at the date of the grant.

12.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Nova’s Equity-Based Compensation Policy, the main terms of which shall be disclosed in the annual report of Nova.

12.5.
All other terms of the equity awards shall be in accordance with Nova’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO - 500% of the CEO’s annual base salary; and (ii) with respect to each of the other Executive Officers - 300% of such Executive Officer’s annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Nova may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to three (3) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

15.	Adjustment Period

Nova may provide an additional adjustment period of up to nine (9) months to an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and to the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options.

16.	Additional Retirement and Termination Benefits

Nova may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nova may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nova for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Nova may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Nova, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Nova may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Nova, all subject to applicable law and the Company’s articles of association.

20.2.	Nova will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The annual premium to be paid by the Nova shall not exceed 2% of the aggregate coverage of the Insurance Policy;

20.2.2.
The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nova’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nova shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.
The limit of liability of the insurer shall not exceed the greater of $50 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

20.3.2.	The annual premium shall not exceed 300% of the last paid annual premium; and

20.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Nova may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and

20.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.
Extension of the exercising period of options for Nova’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

21.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H. Board of Directors Compensation

22.
The following benefits may be granted to Nova's Board members:All Nova’s Board members, excluding the chairman of the Board, shall be entitled to an equal annual and per-meeting compensation. The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”) and, in any event, the annual payment and the per-meeting payment shall not be greater than two (2) times the maximal annual payment and per-meeting payment, respectively, allowed under the Compensation of Directors Regulations, in the case of Nova.

22.3.
Notwithstanding the provisions of Sections 22.1 and 22.2 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximal amount allowed, in the case of Nova, by the Compensation of Directors Regulations.

22.4.
The chairman of the Board shall be entitled to a base compensation that shall not exceed six (6) times the compensation of a director (including annual and per meeting compensation and excluding equity compensation).

22.5.
Each member of Nova’s Board (excluding the chairman of the Board) may be granted annually equity-based awards with a total fair market value of up to US$150,000. The equity-based awards shall vest annually over a period of between three (3) to four (4) years.

22.6.	The chairman of the Board may be granted up to an average annual equity compensation (of two (2) sequential years) that shall not exceed six (6) times of any director’s equity compensation per year.

22.7.	In addition, members of Nova’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Nova.

22.8.	It is hereby clarified that the compensation stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

23.
Nothing in this Policy shall be deemed to grant any of Nova’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

24.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.
In the event that new regulations or law amendment in connection with Executive Officers and directors compensation will be enacted following the adoption of this Policy, Nova may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Nova and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nova.

Appendix B

NOVA MEASURING INSTRUMENTS LTD.

 AMENDED AND RESTATED ARTICLES OF ASSOCIATION
As Last Amended: June [______], 2019

TABLE OF CONTENTS

INTERPRETATION	B - 1
NAME OF THE COMPANY	B - 2
PURPOSE	B - 2
PUBLIC COMPANY	B - 2
LIMITED LIABILITY	B - 2
CAPITAL, SHARES AND RIGHTS	B - 2
SHARE CERTIFICATES	B - 3
REGISTERED HOLDER	B - 3
TRANSFER OF SHARES	B - 3
TRANSMISSION OF SHARES	B - 4
ALTERATIONS OF THE REGISTERED CAPITAL	B - 4
MODIFICATION OF CLASS RIGHTS	B - 5
BORROWING POWERS	B - 5
GENERAL MEETINGS	B - 5
Notice of General Meetings	B - 6
PROCEEDINGS AT GENERAL MEETINGS	B - 6
Quorum	B - 6
Chairman of the General Meeting	B - 6
VOTE OF SHAREHOLDERS	B - 6
DIRECTORS	B - 7
Powers, Number of Directors, Composition & Election	B - 7
Remuneration	B - 8
Chairman of the Board	B - 8
PROCEEDINGS OF THE DIRECTORS	B - 8
Quorum	B - 8
Methods of Attending Meetings	B - 8
Alternate Director	B - 9
Committees	B - 9
Records & Validity of Acts	B - 9
Chief Executive Officer	B - 10
INSURANCE, EXCULPATION, AND INDEMNITY	B - 10
Insurance of Office Holders	B - 10
Indemnity of Office Holders	B - 10
Advance Indemnity	B - 11
Retroactive Indemnity	B - 11
Exculpation	B - 11
Insurance, Exculpation and Indemnity – General	B - 11

APPOINTMENT OF AN AUDITOR	B - 11
INTERNAL AUDITOR	B - 11
MERGER AND REORGANIZATION	B - 12
SIGNATORIES	B - 12
DISTRIBUTIONS	B - 12
REDEEMABLE SECURITIES	B - 12
DONATIONS	B - 12
NOTICES	B - 12
JURISDICTION	B - 13

AMENDED AND RESTATED ARTICLES OF ASSOCIATION
of
NOVA MEASURING INSTRUMENTS LTD.
INTERPRETATION

1. In these Articles the following terms shall bear the meanings set opposite to them, unless inconsistent with the subject or context:

T E R M S	M E A N I N G S
Articles	These Amended and Restated Articles of Association as may be amended from time to time.
Auditor	As defined under the Law.
Board	The Board of Directors of the Company.
CEO	Chief Executive Officer, also referred to under the Law as the general manager.
Class Meeting	A meeting of the holders of a class of shares.
Chairman	Chairman of the Board.
Company	Nova Measuring Instruments Ltd.
Companies Regulations	All regulations promulgated from time to time under the Companies Law.
Distribution	As defined under the Law.
External Director	As defined under the Law.
The Law or the Companies Law	The Israeli Companies Law, 5759 - 1999 and the Companies Regulations.
NIS	New Israeli Shekel
The Office	The registered office of the Company as may be re-located from time to time.
Office Holder	As defined under the Law.
Ordinary Shares	The Company’s Ordinary Shares, NIS 0.01 par value each.
Register	Shareholders Register maintained by or on behalf of the Company.
Shareholder	As defined under the Law.
Simple Majority	A majority of more than fifty percent (50%) of the votes cast by those Shareholders present and voting, not taking into consideration abstaining votes.
The Statutes
The Law, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5738 - 1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. Federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time and to the extent applicable to the Company.

Except as otherwise provided above or elsewhere under these Articles, any word or expression mentioned herein shall have the meaning ascribed to them under the Law, and if not applicable, the meaning ascribed to them under the Companies Regulations, and if not applicable, the meaning ascribed to them under the Securities Law, and if not applicable, the meaning ascribed to them under the Securities Regulations promulgated under the Securities Law (herein the "Securities Regulations"), and if not applicable, the meaning ascribed to them under any other applicable law - in all cases if the meaning set forth therein does not contradict the purpose or the context of the relevant provision.

2.
Words importing the singular shall include the plural, and vice-versa. Words importing the masculine gender shall include the feminine gender; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

Articles 3,4,5,6 and 7 of these Articles shall be deemed to be the Memorandum of Association of the Company.

NAME OF THE COMPANY

3.	The name of the Company is Nova Measuring Instruments Ltd.

PURPOSE

4.	The purposes of the Company shall be to engage in the types of pursuits specified below:

4.1.	To invent, design, plan, develop, manufacture, market and trade in the field of measuring instruments in electronics, micro-electronics, medicine, chemistry, metallurgy, ceramics, and any other field.

4.2.	To initiate, participate, manage, execute, import and export any kind of project within the boarders of the State of Israel and/or outside Israel.

4.3.	To register patents, trademarks, trade names, intellectual property rights marketing rights and any other right of any kind whatsoever, both in Israel and abroad.

4.4.	To engage in any legal activity, both in Israel and abroad.

All purposes above shall be in addition to one another and none shall derogate from the other.

4A.	The Company’s headquarters shall be located in Israel, unless the Board shall otherwise resolve, by a resolution approved by at least 75% of the members of the Board then in office.

PUBLIC COMPANY

5.	The Company is a public company pursuant to the Companies Law.

LIMITED LIABILITY

6.
The liability of each Shareholder for the Company's debts is limited to the full payment of the original issue price of the shares first allotted to such Shareholder or his predecessors. Once such price is paid by the original owner of shares, there is no further liability of the holder and such holder’s transferees for the Company’s debts.

CAPITAL, SHARES AND RIGHTS

7.	The registered share capital of the Company is NIS 400,000 (four hundred thousand New Israeli Shekels) divided into 40,000,000 (forty million) Ordinary Shares of par value NIS 0.01 each.

8.	All issued and outstanding shares of the Company of the same class are of equal rights between them for all intents and purposes concerning the rights set forth below.

9.	Each issued Ordinary Share entitles its holder to the rights as described below:

9.1.
The equal right to participate in and vote at the Company's general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote.

9.2.	The equal right to participate in any Distribution.

9.3.	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

10.
If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

11.
Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

12.
A Shareholder shall not be entitled to rights as a Shareholder, including the right to dividends, unless said Shareholder fully paid all sums in accordance with the conditions of the allocation, including interest, linkage and expenses, if any, and all unless otherwise determined in the conditions of the allocation.

SHARE CERTIFICATES

13.
A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company’s seal or a facsimile copy thereof and be signed by two Office Holders of the Company, or one director and the Company's secretary or by any other person appointed by the Board for such purpose.

14.
The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

15.
Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

16.
To the extent required by the Law a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

17.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

18.
Transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

19.
The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

20.
In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a Shareholder, the legal successors of such Shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

21.
The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

ALTERATIONS OF THE REGISTERED CAPITAL

22.	(a) Subject to the Statutes, a general meeting of shareholders may from time to time resolve to:

(1)
Alter or add classes of shares that shall constitute the Company's authorized capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations.

(2)	Increase the Company's registered share capital by creating new shares either of an existing class or of a new class.

(3)	Consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares.

(4)	Cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares.

(5)	Reduce the Company’s share capital and any reserved fund for redemption of capital.

(b)          In executing any resolution adopted according to Article 22(a) above, the Board may, at its discretion, resolve any related issues.

(c)          If as a result of a consolidation or split of shares authorized under these Articles, fractions of a Share will stand to the credit of any Shareholder, the Board is authorized at its discretion, to act as follows:

(1)
Determine that fractions of shares that do not entitle their owners to a whole Share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)
Allot to every Shareholder, who holds a fraction of a Share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole Share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 22(c)(2) above, including on account of bonus shares; and/or

(4)
Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a Share fraction or that they may receive a whole Share with a different par value than that of the fraction of a Share.

23.
Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

24.
If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class).

25.
The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

26.
The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

GENERAL MEETINGS

27.
Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called "Annual Meetings" and all other general meetings of the Company shall be called "Special Meetings". The Annual Meeting shall review the Company's financial statements and shall transact any other business required pursuant to these Articles or to the Law, and any other matter as shall be determined by the Board. Annual Meetings and Special Meetings shall be convened in Israel, unless the Company’s headquarters shall have been transferred to another country in accordance with the provisions of these Articles.

28.
The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices.

29.
In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the Shareholder making the request; (b) a representation that the Shareholder is a holder of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the Shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the Shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

30.	Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meetings

31.	Unless otherwise required by the Law and these Articles, the Company is not required to give notice under section 69 of the Companies Law.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

32.	No business shall be transacted at any general meeting of the Company unless a quorum of Shareholders is present at the opening of the Meeting.

Except as provided in the following Article with regard to an adjourned Meeting, the quorum for any general meeting shall be the presence of at least two Shareholders in person or by proxy (including by voting deed) holding 33 1/3% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Meeting.

33.
If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the Shareholders. At such adjourned Meeting any number of Shareholders shall constitute a quorum for the business for which the original Meeting was called.

Chairman of the General Meeting

34.
The Chairman shall preside as the chairman at every general meeting, but if there shall be no such Chairman or if at any meeting the Chairman shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the Shareholders present shall choose a Board member, or if no Board member be present or if all the Board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting.

35.
The chairman may, with the consent of a general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no Shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

36.
A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman.

VOTE OF SHAREHOLDERS

37.
All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statues or these Articles, alteration or amendment of these Articles shall require a Simple Majority. Notwithstanding anything in these Articles to the contrary, the provisions of Articles 4A, 27 (last sentence), 37, 50, 60(i) and 94 may only be amended by a resolution at the general meeting of the Company, provided however, that such amendment was also approved by a resolution of at least 75% of the members of the Board then in office, at a session of the Board which has taken place prior to the general meeting.

38.
A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

39.	The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

40.
If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

41.	A proxy need not be a Shareholder of the Company.

42.
The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity.

Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company.

43.
Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the first general meeting to be attended by such proxy or representative. The instrument of appointment shall automatically terminate and cease to be of any force or affect on the anniversary (12 months) of the date of the instrument of appointment, unless such instrument sets out a different expiry date.

44.	A proxy may be appointed in respect of only some of the shares held by a Shareholder, and a Shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

45.
A Shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such Shareholder.

46.
A Shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A Shareholder voting through a proxy instrument shall be taken into account in determining the presence of a quorum as if such Shareholder is present at the meeting.

47.	The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

48.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

49.
The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

50.
The number of directors on the Board shall be no less than five (5) but no more than nine (9) and, to the extent required under applicable law, shall include at least two External Directors. The majority of the members of the Board shall be residents of Israel, unless the Company’s headquarters shall have been transferred to another country in accordance with the provisions of these Articles.

51.
The directors of the Company shall be elected at each Annual Meeting by a Simple Majority and shall hold office until the end of the next Annual Meeting and so long as an Annual Meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these Articles and the Law. This Article shall not apply to the election and tenure of External Directors, in respect of whom the provisions of the Law shall apply.

52.	As long as the number of directors serving on the Board is less than the maximal number of directors under Article 50, the Board can act to appoint directors to the Board ~~of Directors~~.

53.
Should a director cease serving the remaining directors may continue to act, provided that their number shall be not less than the minimal number of directors mentioned under Article 50 above. In the event the number of directors is less than the minimal number, the directors can act to appoint directors so the number of directors in office shall be equal to or higher than the minimal number mentioned under Article 50 above or alternatively can act to call a Special Meeting to elect directors.

54.	The appointment of a director by the Board shall be in effect until the next Annual Meeting or until he or she shall cease serving in office pursuant to the provisions of these Articles.

55.
The term of office of a director shall commence on the date of such director’s election by the general meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the general meeting or of the Board.

Remuneration

56.	The Company shall determine the remuneration of the directors, if any, in accordance with the Law.

Chairman of the Board

57.
The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

58.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least seventy two (72) hours (or such shorter notice as all the directors may agree) before the meeting. In urgent cases, a majority of the members of the Board may decide to hold a meeting without such notice.

Quorum

59.
No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that notice of twenty four (24) hours in advance shall be given to all the directors of the time of the adjourned meeting. The quorum for the commencement of the adjourned meeting shall be three members of the Board.

Methods of Attending Meetings

60.
(i) A majority of the sessions of the Board (not including sessions held by use of means of communication) each year, but not less than four (4) sessions each year, shall be convened in Israel, unless the Company’s headquarters shall have been transferred to another country in accordance with the provisions of these Articles; (ii) without derogating from sub-section (i) of this Article, s~~S~~ome or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

61.
A resolution in writing signed by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic mail) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held.

Any such resolution may consist of several counterparts, each signed by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

62.
While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a casting vote, and such resolution shall be deemed rejected.

Alternate Director

63.
Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as his/her alternate and to terminate the appointment of such person. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director - taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman of the Board at least 48 hours before the opening of the first Board meeting to be attended by such alternate director.

Committees

64.
The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

65.
Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

66.	[Reserved]

Records & Validity of Acts

67.
The resolutions of the Board shall be recorded in the Company's Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

68.
All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

69.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

70.
The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board; (ii)

INSURANCE, EXCULPATION, AND INDEMNITY Insurance of Office Holders

71.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

72.
Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

72.1.	A breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

72.2.
A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company, or in connection with a financial sanction;

72.3.	A monetary obligation imposed on him in favor of another person;

72.4.
Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Indemnity of Office Holders

73.
The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

73.1.
A monetary obligation imposed on him or incurred by him in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator's award;

73.2.
Reasonable legal fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the Office Holder or (ii) concluded with the imposition of a monetary payment on the Office Holder in lieu of criminal proceedings, but the criminal offense in question does not require the proof of criminal intent, all within the meaning of the Law.

73.3.
Reasonable litigation costs, including attorney’s fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

73.4.
Any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Advance Indemnity

74.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

74.1.
Matters as detailed in Article 73.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement.

74.2.	Matters as detailed in Articles 73.2, 73.3 and 73.4.

Retroactive Indemnity

75.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 73, subject to any applicable law.

Exculpation

76.
The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his duty of care in the event of a Distribution, as defined in the Statutes.

Insurance, Exculpation and Indemnity - General

77.
The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

78.
Articles 71 through 76 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as Office Holders in companies controlled by the Company, or in which the Company has an interest.

79.
An undertaking to insure, exempt and indemnify an Office Holder in the Company as set forth above shall remain in full force and effect even following the termination of such Office Holder's service with the Company.

APPOINTMENT OF AN AUDITOR

80.
Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be reappointed.

Subject to the Statutes, the terms of service of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

81.	So long as the Company is a public company, the Board shall appoint an Internal Auditor pursuant to the recommendation of the Audit Committee.

82.
The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

83.
Notwithstanding the provisions of section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be an ordinary majority of the votes of the shareholders entitled to vote and voting themselves.

SIGNATORIES

84.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

85.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

86.
The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

87.
For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the Shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

88.
The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company's capital, except as provided in the Law.

DONATIONS

89.
The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations for increasing the Company's profits.

NOTICES

90.
Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary contained herein and subject to the provisions of the Statutes, a notice to a Shareholder may be served, as general notice to all Shareholders, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any Shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

91.
Any notice to be given to the Shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

92.
Any notice or other document served upon or sent to any Shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

93.	The accidental omission to give notice to any Shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

JURISDICTION

94.
Unless the Company consents in writing to the selection of an alternative forum, the courts of the State of Israel shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the Companies Law, or these Articles, or (iv) any action to interpret, apply, enforce or determine the validity of these Articles.